November 25, 2009
Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fushi Copperweld, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed August 19, 2009
File No. 333-160449

Dear Ms. Long:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 27, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

We would also like to inform the Staff that pursuant to the Settlement and Forbearance Agreement dated as of May 19, 2009 (the “Settlement Agreement”) with Kuhns Brothers, Inc., Kuhns Brothers Securities Corp., and Kuhns Brother & Co., Inc. (collectively “Kuhns”), we released  to Kuhns 1,370,752 of the 2,200,000 shares of our common stock held in escrow in full satisfaction of the judgment in favor of Kuhns since our registration statement was not declared effective by the registration deadline set forth in the Settlement Agreement.  The remaining 829,248 shares held in escrow will be released to us for cancellation.  Accordingly, the 2,200,000 shares previously included in the Resale Prospectus included in the Registration Statement for registration by Kuhns have been removed.

General

1.
We note in the Notes Purchase Agreement dated August 13, 2009 between the company and Citadel Equity Fund, Ltd. that the issuance of the shares on the first closing date is scheduled on or prior to October 9, 2009, and that the shares have not yet been issued to Citadel. Please clarify your disclosure and supplementally provide your analysis as to why the transaction with Citadel is a completed private placement.  In order to have a completed private placement, the investor must be irrevocably committed to purchase the securities and there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. If the offer and sale of the shares to Citadel was not complete prior to the filing of the August 19, 2009 amendment that included the resale of these shares, Rule 152 would be unavailable to separate the issuance and resale as separate transactions.  See Question 139.27 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website at www.sec.gov.

Fushi Response:  Pursuant to the terms of the Notes Purchase Agreement, dated August 13, 2009 (the “NPA”), Citadel agreed that we could repurchase a portion of the Notes by payment in shares of our common stock.  Citadel agreed to receive 440,529 shares of common stock (the “Shares”) for the repurchase of at least 20 Notes, representing approximately $4,000,000 of the repurchase price (based on $9.08 per share) on or prior to October 9, 2009.  The Shares were issued to Citidel on August 24, 2009 for the repurchase of a portion of the Notes in satisfaction of our obligation. The Shares were included in the Registration Statement prior to issuance because the private placement was complete. At the time, Citadel was irrevocably committed to abide by the terms of the NPA, which provided for the issuance of the Shares upon repurchase. There were no conditions to closing the repurchase of the Notes that were in Citadel’s control. As a result, the transaction with Citadel was a completed private placement and Rule 152 is available to separate the issuance and resale as separate transactions. Accordingly, the Shares can be included for resale on the Registration Statement.

Cover Page of Registration Statement, Calculation of Registration Fee

2.
We note from footnote (6) that you added to the fee table that you are purporting to register an indeterminate amount of securities as may be issued in exchange for or upon conversion of the other securities registered hereunder. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula. You must make a good-faith estimate of the number of share you may issue upon conversion to determine the amount you may register for resale. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please revise. See Section 213 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website at www.see.gov.

Fushi Response:   Footnote (6) on the cover page of the Registration Statement has been revised in accordance with the Staff’s comment.

Selling Shareholders

3.	Please revise your disclosure relating to the Citadel transaction as follows:

▪
Provide a materially complete description of the transactions relating to the Note Purchase Agreement between the company and Citadel, including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes.

▪	Reconcile to the relevant disclosure in your most recent Form 10-K. For example, it appears that the company issued 200 rather than 100 convertible notes to Citadel.

▪	Disclose that on November 21, 2007, the company registered the resale by Citadel of 2,857,143 shares underlying the convertible notes in the aggregate principal amount of $20,000,000.

▪	Disclose that on January 8, 2008, Citadel converted $15,000,000 in debt and received 2,142,857 shares.

▪	Disclose whether Citadel still holds any HY Notes purchased under the Note Purchase Agreement.

Fushi Response:   The disclosure relating to the Citadel transaction has been revised in accordance with the Staff’s comment.

Exhibit 5.2 — Opinion of Lewis and Roca LLP as to the legalitv of the securities being registered under the Offering Prospectus

4.	Please revise the opinion to state that Loeb & Loeb LLP may rely on it.

Fushi Response:   The opinion of Lewis and Roca LLP has been revised to state that Loeb & Loeb LLP may rely on it.

Exhibit 5.3 — Opinion of Loeb & Loeb LLP as to the legality of certain securities being registered under the Offering Prospectus

5.
Because the company may issue units comprised of one or more of the other securities described in this prospectus, please delete the language in paragraph 1 on page 1 limiting the opinion “insofar as the Units include Debt Securities or Warrants.”

Fushi Response:   The opinion of Loeb & Loeb LLP is limited insofar as the Units include Debt Securities or Warrants because those are the only securities described in the prospectus that are governed by the laws of the State of New York.  The attorneys at Loeb & Loeb are only admitted to practice in the State of New York, and therefore they can only opine on matters involving New York law.  Because such attorneys are not admitted to practice in the State of Nevada, Loeb & Loeb LLP cannot opine with respect to securities governed by Nevada law, which securities would include the Units, Common Stock and Preferred Stock.  In the event that Units, which are comprised of Common Stock or Preferred Stock are offered, Lewis & Roca LLP would provide the opinion with respect to these securities because those securities are governed by Nevada law.  The opinion of Lewis and Roca LLP filed as Exhibit 5.2 covers the legality of the Common Stock, Preferred Stock and Units, under Nevada law.

Sincerely,

/s/ Beihong Linda Zhang
Beihong Linda Zhang
Chief Financial Officer